Exhibit 99.1

China Cablecom Announces Appointment of Su-Mei Thompson to its Board of Directors

Wednesday December 10, 2008, 12:30 pm EST

Related: China Cablecom Holdings Ltd.

SHANGHAI, China, Dec. 10 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), a joint-venture provider of cable television services in the People's Republic of China (PRC), today announced the appointment of Su-Mei Thompson to its Board of Directors. She brings over 20 years of experience at leading global organizations, including 15 years of strategic management and operational experience in Asia. Her extensive cross-media background in print, film, TV, video, online content and advertising will significantly contribute to China Cablecom's growth and development into China's CATV market, premium content and value-added service offerings.

Su-Mei served as Managing Director of the Financial Times, Asia Pacific, from 2003 to 2007 during which time she oversaw the launch of the FT's Asian edition, and the FT's luxury title "How To Spend It" in Asia, and its Chinese language website, FTChinese.com. She was a member of the FT's Global Management Board and on the board of Business Standard in India. Previously, she served as General Counsel and Senior Vice-President for Business Development and Corporate Development at Asiacontent.com, the NASDAQ-listed Asia joint venture partner for leading websites such as CNET.com and MTVi.com. She also served as Regional Director, Business and Legal Affairs, at Walt Disney Television Asia-Pacific from 1996 to 2000 where she was involved in negotiating and concluding joint venture and licensing arrangements for Disney TV in China and across the region. Prior to joining Disney, Su-Mei was a senior associate in corporate finance at Linklaters and served in the firm's London, Paris and Hong Kong offices. From 2007 to July this year, Su-Mei served as Senior Vice-President of Strategic Business Development for Asia at Christie's, the world's leading art business.

"We believe that Su-Mei's appointment ensures a diversity of knowledge and expertise among China Cablecom's Board of Directors," says Clive Ng, Founder & Executive Chairman of China Cablecom. "Her unique media background, knowledge of the region, management experience and vision for innovation qualifies her as a tremendous asset to our team. In particular, Su-Mei's successful track record in launching new ventures in new markets will be extremely valuable to the entire organization and we are excited about welcoming her to the board."

Su-Mei earned her undergraduate degree in law at Trinity College, Cambridge and her masters degree in law (BCL) at Christchurch College, Oxford. She also holds an MBA (Dean's List) from IMD, Switzerland.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

    CONTACT:
    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone: 917.499.8129
    Email: debra@chinacablecom.net
    http://www.chinacablecom.net/

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